EXHIBIT 3

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 12/24/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
10/27/2025	Buy	10,240	5.78
10/28/2025	Buy	2,000	5.80
11/4/2025	Buy	5,700	5.74
11/5/2025	Buy	4,830	5.75
11/7/2025	Buy	29,268	5.67
11/21/2025	Buy	31,146	5.56
11/25/2025	Buy	11,600	5.62
12/3/2025	Buy	320	5.74
12/8/2025	Buy	51,046	5.68
12/9/2025	Buy	2,475	5.67
12/22/2025	Buy	25,810	5.64
12/24/2025	Buy	1,211	5.67